Exhibit 99.103

DHX Media announces numerous sales deals for Hank Zipzer

International sales deals signed with major broadcasters for seasons one and two

HALIFAX, Sept. 22, 2014 /CNW/ - DHX Media Ltd. (“DHX” or the “Company”) (TSX: DHX), a key player internationally in the creation of content for families and children, today announced numerous international sales deals with key broadcasters worldwide for all episodes of its fast-paced comedy-drama series Hank Zipzer (26 x 30’), currently in its second season.

Disney has acquired Hank Zipzer for Disney Channel across Spain, Italy, Benelux, and Latin America. In Scandinavia, SVT Sweden and NRK Norway have both also joined the line-up of broadcasters that have bought the show. In further deals, DHX has sold the series to ABC3 in Australia and e-Junior in UAE.

Josh Scherba, SVP Distribution at DHX Media, said: “It’s no surprise that we have found international broadcasters for this series, given its universal themes, humour and sensitivity which are relatable the world over. The popular books written by Henry Winkler have translated easily into an irrepressible series which is full of energy and fun.”

Hank Zipzer stars multi-award-winning actor Henry Winkler and is inspired by the book series Hank Zipzer: The World’s Greatest Underachiever, written by Winkler and Lin Oliver. The comedy series follows the life of 13-year-old Henry ‘Hank’ Zipzer (played by Nick James) and is based on Henry Winkler’s own experiences as a young boy growing up with dyslexia.

The second season will air on CBBC in 2015 and is being made for CBBC by Kindle Entertainment, in association with Walker Productions, DHX Media and Screen Yorkshire, which is providing funding through its Yorkshire Content Fund.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a leading broadcaster, creator, producer and marketer of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children’s television channel in Canada, as well as Disney Junior (English & French) and Disney XD. The Company markets and distributes its library of more than 10,000 episodes of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.’s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker DHX.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations, please contact: David A. Regan - EVP, Corporate Development & IR, DHX Media Ltd.,

david.regan@dhxmedia.com, +1 902-423-0260; Media, please contact:Shaun Smith - Director, Corporate Communications, DHX Media Ltd.,

shaun.smith@dhxmedia.com, +1 416-977-6071

CO: DHX Media Ltd.

CNW 08:00e 22-SEP-14